Exhibit 99.3

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

March 11, 2019

Board of Trustees

HarborOne Mutual Bancshares
Boards of Directors
HarborOne Bancorp, Inc.
HarborOne Bank
770 Oak Street

Brockton, Massachusetts  02301

Re:	Plan of Conversion
HarborOne Mutual Bancshares
HarborOne Bancorp, Inc.
HarborOne Bank

Members of the Board of Trustees and Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Trustees of HarborOne Mutual Bancshares (the “MHC”) and the Board of Directors of Old HarborOne and HarborOne Bank.  The Plan provides for the conversion of the MHC into the capital stock form of organization.  Pursuant to the Plan, a new Massachusetts stock holding company named HarborOne Bancorp, Inc. (the “Company”) will be organized and will sell shares of common stock in a public offering.  When the conversion is completed, all of the capital stock of HarborOne Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans including HarborOne Bank’s employee stock ownership plan (the “ESOP”); and (3) Employees, Officers, Directors, Trustees and Corporators.  Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community, syndicated or firm commitment underwritten offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)                                 the subscription rights will have no ascertainable market value; and,

(2)                                 the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone.  Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,
RP Financial, LC.

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